(a)(39)

Brokerage Cash Reserves

PLAN OF LIQUIDATION AND DISSOLUTION OF SERIES

This Plan of Liquidation and Dissolution of Series (the “Plan”) is made by ING Series Fund, Inc. (the “Company”), a Maryland corporation, with respect to Brokerage Cash Reserves (the “Series”), a separate series of shares of beneficial interest, and a segregated portfolio of assets, of the Company.  The Series is a series of an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  This Plan is intended to accomplish the complete liquidation and dissolution of the Series in conformity with all provisions of Maryland law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Company’s Amended and Restated Articles of Incorporation dated the 21st day of February, 2002, as amended (the “Articles of Incorporation”).

WHEREAS, the Company’s Board of Directors (the “Directors”) have determined, on behalf of the Series, that it is in the best interests of the Series and its shareholders to liquidate and dissolve the Series; and

WHEREAS, at a meeting of the Directors on October 19, 2010, this Plan as the method of liquidating and dissolving the Series in accordance with applicable provisions of Maryland law and the Company’s Articles of Incorporation, including but not limited to, Article Second, Sections Seventh and Ninth (a) of the Articles of Incorporation was considered and adopted.

NOW, THEREFORE, the liquidation and dissolution of the Series shall be carried out in the manner hereinafter set forth.

1.                                       Effective Date of Plan.  This Plan shall become effective with respect to the Series on January 25, 2011 (the “Effective Date”).  This Plan shall not become effective if it has not been adopted by a majority of the Directors of the Company.

2.                                       Liquidation.  As soon as practicable following the Effective Date, the Series shall be liquidated in accordance with Section 331 of the Code (the “Liquidation”).

3.                                       Cessation of Business.  Upon the Effective Date, the Series shall not engage in any business activities, except for the purposes of winding up its business and affairs, and shall distribute the Series’ assets to its shareholders in accordance with the provisions of this Plan; provided, however, that the Series may continue to carry on its activities as an investment company, as described in its current prospectus, with regard to its existing shareholders and assets, until the final liquidating distribution to its shareholders has been made.

4.                                       Restriction of Transfer and Redemption of Shares.  The proportionate interests of shareholders in the assets of the Series shall be fixed on the basis of their respective shareholdings at the close of business on January 27, 2011.  On such date, the books of the Series shall be closed.  Thereafter, unless the books are reopened because the Plan cannot be carried into effect under the laws of the State of Maryland or otherwise, the shareholders’ respective interests in the Series’ assets shall not be transferable or redeemable.

5.                                       Liquidation of Assets.  As soon as it is reasonable and practicable after the Effective Date, but in no event later than March 8, 2011 (the “Liquidation Period”), all portfolio securities of the Series not already converted to cash or cash equivalents shall be converted to cash or cash equivalents.

6.                                       Liabilities.  During the Liquidation Period, the Series shall pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the Series.  If the Series is unable to pay, discharge or otherwise provide for any liabilities of the Series during the Liquidation Period, the Series may (i) retain cash or cash equivalents in an amount that it estimates is necessary to discharge any unpaid liabilities and obligations of the Series on the Series’ books as of the Liquidation Date (as defined in paragraph 7), including, but not limited to, income dividends and capital gains distributions, if any, payable for the period prior to the Liquidation Date, and (ii) pay such contingent liabilities as the Directors shall reasonably deem to exist against the assets of the Series on the Series’ books.

7.                                       Distribution to Shareholders.  Upon termination of the Liquidation Period (the “Liquidation Date”), the Series’ assets will be distributed ratably among the Series’ shareholders of record in one or more cash payments.  The first distribution of the Series’ assets is expected to consist of cash representing substantially all the assets of the Series, less the amount reserved to pay creditors of the Series.

If the Directors are unable to make distributions to all of the Series’ shareholders because of the inability to locate shareholders to whom distributions in cancellation and redemption of Series shares are payable, the Directors may create, in the name and on behalf of the Series, a trust with a financial institution and, subject to applicable abandoned property laws, deposit any remaining assets of the Series in such trust for the benefit of the shareholders.

8.                                       Receipt of Cash or Other Distributions After the Liquidation Date.  Following the Liquidation Date, if the Series receives any form of cash or is entitled to any other distributions that it had not recorded on its books on or before the Liquidation Date, except as otherwise described below, such cash or other distribution will be disbursed in the following manner:

a.                                       The Company will determine the shareholders of record of the Series as of the Effective Date of the Plan.

b.                                      The Company will then identify the shareholders of record as of the Effective Date who would be entitled to a pro rata share of the cash or distribution received by the Series (net of all expenses associated with effecting the disposition of such cash or distribution).

c.                                       The Company will then be responsible for disbursing to each such shareholder of record, identified in accordance with paragraph 8.b above, their pro rata portion of the cash or distribution.

d.                                      If there are no shareholders entitled to receive such proceeds, any cash or distribution will be distributed proportionately among the remaining series of the Company based on the net assets of each series.

9.                                       Satisfaction of Federal Income and Excise Tax Distribution Requirements.  At or immediately prior to the Liquidation Date, the Series shall, if necessary, have declared and paid a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Series all of the Series’ investment company taxable income for taxable years ending at or prior to the Liquidation Date (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending at or prior to the Liquidation Date (after reduction for any capital loss carry-forward) and any additional amounts necessary to avoid any excise tax for such periods.

10.                                 Powers of Directors.  The Company’s Directors and, subject to the direction of the Directors, its officers shall have authority to do or authorize any or all acts as provided for in this Plan and any and all such further acts as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the execution and filing of all certificates, documents, information returns, tax returns, forms and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws.  The death, resignation or disability of any Director or any officer of the Company shall not impair the authority of the surviving or remaining Directors or officers to exercise any of the powers provided for in the Plan.

11.                                 Amendment of Plan.  The Directors shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan as may be necessary or appropriate to effect the liquidation of the Series, and the distribution of the Series’ net assets to its shareholders in accordance with the laws of the State of Maryland, the Investment Company Act, the Code, and the Articles of Incorporation, if the Directors determine that such action would be advisable and in the best interests of the Series and its shareholders.

12.                                 Termination of Plan.  This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Directors at any time prior to the Liquidation Date if circumstances should develop that, in the opinion of the Directors in their sole discretion, make proceeding with this Plan inadvisable for the Series.

13.                                 Filings.  As soon as practicable after the final distribution of the Series’ assets to shareholders, the Company shall file a notice of liquidation and dissolution of the Series and any other documents as are necessary to effect the liquidation and dissolution of the Series in accordance with the requirements of the Company’s Articles of Incorporation, Maryland law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission or any state securities commission, including, without limitation, withdrawing any qualification to conduct business in any state in which the Series is so qualified, as well as the preparation and filing of any tax returns, including, but not limited to the Series’ final income tax returns, Forms 966, 1096 and 1099.

14.                                 Further Assurances.  The Company shall take such further action, prior to, at, and after the Liquidation Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.

15.                                 Governing Law.  This Plan shall be governed and construed in accordance with the laws of the State of Maryland.

ING SERIES FUND, INC.
on behalf of Brokerage Cash Reserves

By:	/s/	Todd Modic
Todd Modic
Senior Vice President